ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 19, 2025
VIA EDGAR TRANSMISSION
EDGAR Operations Branch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance ETFs, LLC (the “Adviser”)
Request for Withdrawal of Exemptive Application
(File No. 803-00288)
Ladies and Gentlemen:
The Trust and the Adviser (together, the “Applicants”) respectfully request that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of their Exemptive Application, filed on October 14, 2025 (Accession No. 0000894189-25-011261), with respect solely to its application under the Investment Advisers Act of 1940 (the “Advisers Act”) (File No. 803-00288). The Advisers Act was inadvertently selected during the initial filing process. The Applicants ask that the Commission take no further action with respect to the Exemptive Application under the Advisers Act; however, the Applicants would like to proceed with the filing under the Investment Company Act of 1940.
If you have any questions or require further information, do not hesitate to contact me at noellenadia.filali@usbank.com.
Sincerely,
/s/ Noelle-Nadia A. Filali
Noelle-Nadia A. Filali
Assistant Secretary